                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Friedman,                        Richard             A.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                         NY                  10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Carmike Cinemas, Inc.
   (CKE)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   November/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class A Common Stock                |  11/1/99   |    P   |   |     100       | A   | $11.9375 |    408,100   |    I    |  01,02   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

                 |       |       |      |               |                 |                       |        |9.       |10.   |      |
                 |       |       |      |               |                 |                       |        |Number   |Owner-|      |
                 |       |       |      |               |                 |                       |        |of       |ship  |      |
                 |2.     |       |      |               |                 |                       |        |Deriv-   |of    |      |
                 |Conver-|       |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
                 |sion   |       |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
                 |or     |       |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
                 |Exer-  |       |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
                 |cise   |3.     |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
                 |Price  |Trans- |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.               |of     |action |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of         |Deriv- |Date   |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative       |ative  |(Month/|8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security         |Secur- |Day/   |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)       |ity    |Year)  |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
5.5%             |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Series A Senior  |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Cumulative       |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Convertible      |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Exchangeable     |       |       |    | |       |       |        |        |             |         |        |         |      |      |
Preferred Stock, |       |       |    | |       |       |        |        |Class A      |         |        |         |      |      |
par value $1.00  | $25.00|       |    | |       |       |11/30/99|   03   |Common Stock |  03,04  |        | 550,000 |  I   | 01,04|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein, if any.

02: The securities reported herein as indirectly purchased were purchased and may be deemed to be beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

Goldman Sachs may be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 100 shares of Class A Common Stock. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 408,000 shares of Class A Common Stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships.

03: Each share of Series A Preferred Stock is convertible, on and after November 30, 1999, at any time at the option of the holder into four shares of Class A Common Stock.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 550,000 shares of 5.5% Series A Senior Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 ("Series A Preferred Stock") through the Limited Partnerships.






By: s/ Roger S. Begelman                                    December 10, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.